SD 3/6/03

03002149

UF 3-5-03

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UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 35004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TORREY PINES SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12626 HIGH BLUFF DRIVE, SUITE 400
(No. and Street)

SAN DIEGO (City) CA (State) 92130 (Zip Code)

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK C. SMITH 858.259.9921
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MATRANGA & CORREIA, AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

4180 LA JOLLA VILLAGE DR., STE. 470, LA JOLLA, CA 92037
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACK C. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TORREY PINES SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PATRICIA E. RUSSELL
Commission # 1279498
Notary Public - California
San Diego County
My Comm. Expires Oct 6, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TORREY PINES SECURITIES, INC.
AUDIT REPORT IN CONFORMITY WITH
RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

Matranga & Correia
An Accountancy Corporation

Members:
California Society of
Certified Public Accountants
American Institute of
Certified Public Accountants

Joseph E. Matranga CPA
joe@matrangacorreia.com

Maurice P. Correia CPA
maurice@matrangacorreia.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Torrey Pines Securities, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Torrey Pines Securities, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Torrey Pines Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations, changes in shareholder's equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Note 2 and Schedule I - Computation of Net Capital, Schedule II - Computation of Net Capital Requirement, and Schedule III - Computation of Aggregate Indebtedness on pages 18, 19 and 20 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Supplementary Schedule IV - Operating Expenses as well as Schedules I - III have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Matranga & Correia

La Jolla, California
February 18, 2003

4180 La Jolla Village Drive, Suite 470 • La Jolla, CA 92037 • Tel: (858) 875•1100 • Fax: (858) 875•1530

TORREY PINES SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current Assets		
Cash and cash equivalents	$ 175,198	$ 219,893
Marketable securities (Note 1)	515,530	625,563
Commissions receivable	159,393	221,677
Federal income taxes receivable	0	73,303
Prepaid expenses	21,285	19,725
Total Current Assets	871,406	1,160,161
Property & Equipment (Note 1)		
Furniture and fixtures	82,919	82,919
Computers and equipment	215,215	215,215
Total Property & Equipment	298,134	298,134
Less: Accumulated depreciation	(254,750)	(235,873)
Total Property & Equipment - Net	43,384	62,261
Other Assets		
Notes receivable (Note 11)	135,714	145,178
Deferred tax asset (Note 9)	94,275	0
Security deposits	18,839	18,839
Total Other Assets	248,828	164,017
Total Assets	$ 1,163,618	$ 1,386,439

See accompanying notes to the financial statements

TORREY PINES SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Current Liabilities:		
Margin debt account (Note 6)	$ 357	$ 84
Commission payable	186,349	147,045
Accounts payable and accrued expenses	0	1,485
Deferred income taxes (Note 9)	0	22,925
Total Current Liabilities	186,706	171,539
Shareholders' Equity:		
Common stock, 2,000,000 shares authorized, 100,000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	20,000	20,000
Retained earnings	931,912	1,169,900
Total Shareholders' Equity	976,912	1,214,900
Total Liabilities and Shareholders' Equity	$ 1,163,618	$ 1,386,439

See accompanying notes to the financial statements

TORREY PINES SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Commission earned	$ 3,304,113	$ 4,121,511
Interest and dividends earned	44,369	45,106
Gain (loss) on sale of securities	(181,841)	96,624
Total income	3,166,641	4,263,241
Operating expenses (Schedule IV)	3,521,029	4,536,872
Income (loss) before income taxes	(354,388)	(273,631)
Income tax benefit (Note 9)	116,400	7,895
Income tax refund	0	73,303
Net income (loss)	$ (237,988)	$ (192,433)

See accompanying notes to the financial statements

TORREY PINES SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ (237,988)	$ (192,433)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:		
Depreciation	18,877	35,887
(Increase) decrease in assets:		
Commission receivable	62,284	75,676
Prepaid expenses	(1,560)	(19,725)
Prepaid income taxes	73,303	4,650
Other assets	(84,811)	(142,549)
Increase (decrease) in liabilities:		
Margin debt account	273	(350,936)
Commission payable	39,304	147,045
Accounts payable and accrued expenses	(1,485)	(23,299)
Deferred income tax	(22,925)	(8,695)
Net cash provided (used) by operating activities	(154,728)	(474,379)
Cash flows from investing activities:		
Purchase of property and equipment	0	(11,141)
Net cash (used) by investing activities	0	(11,141)
Net increase (decrease) in cash and cash equivalents	(154,728)	(485,520)
Cash and cash equivalents, beginning of year	845,456	1,330,976
Cash and cash equivalents, end of year	$ 690,728	$ 845,456

See accompanying notes to the financial statements

TORREY PINES SECURITIES, INC.
STATEMENTS OF CASH FLOWS (Cont.)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

	2002	2001
Interest expense	$ 0	$ 5,375
Income taxes	800	800

See accompanying notes to the financial statements

TORREY PINES SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Number of Common Shares Outstanding	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2001	100,000	$ 25,000	$ 20,000	$ 1,362,333	$ 1,407,333
Net income (loss)				(192,433)	(192,433)
Balance at January 1, 2002	100,000	25,000	20,000	1,169,900	1,214,900
Net income (loss)				(237,988)	(237,988)
Balance at December 31, 2002	100,000	$ 25,000	$ 20,000	$ 931,912	$ 976,912

See accompanying notes to the financial statements

TORREY PINES SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

There were no liabilities subordinated to the claim of general creditors as of December 31, 2002 and 2001.

See accompanying notes to the financial statements

TORREY PINES SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies of Torrey Pines Securities, Inc., ("the Company"), consistently applied in the preparation of the accompanying financial statements follows:

Business Activity

Torrey Pines Securities, Inc. was incorporated on January 31, 1983, under the laws of the State of California. The Company is a licensed broker-dealer under the jurisdiction of the National Association of Securities Dealers, Inc. (NASD). The Company sells to their clients different investments which are called products. Each product generates a commission to the Company based on the sales. The Company's principal market is the United States.

The Company entered into an agreement in March of 1996, with Correspondent Services Corporation, whereby all security transactions are cleared through Correspondent Services Corporation. During 1992 Torrey Pines Securities, Inc. acquired technology to place orders on the wholesale market. These transactions are also cleared through Correspondent Services Corporation. Under the terms of the agreement, all orders are executed and all customer accounts carried by Correspondent Services Corporation are on a fully-disclosed basis.

Revenue Recognition

The Company uses the accrual basis of accounting. Accordingly, revenues from securities transactions are recorded in the period in which they are earned and expenses are recorded in the period in which they are incurred. Securities transactions are recorded on a settlement date basis. The effect of events on the business is recognized as services are rendered or consumed rather than when cash is received or paid.

Reclassifications

Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 classifications. These reclassifications have no effect on reported net income.

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits with financial institutions, and highly liquid debt and equity instruments with original maturities of 90 days or less.

Marketable Securities

Marketable securities are carried at fair market value in accordance with Statement of Financial Accounting Standards No. 115. All of the securities are classified as trading securities. Realized gains and losses on securities are determined by using the average cost method.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method of depreciation over the estimated useful lives of the respective assets, ranging from five to seven years. Repairs and maintenance that do not extend the useful life of the assets are charged to the expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in income.

Deferred taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Leases

Leases are classified as either capital or operating leases. Leases that substantially transfer all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the acquisition and financing. Rental payments under operating leases are expensed as incurred. As of December 31, 2002 and 2001, all of the Company's lease agreements have been properly classified as operating leases.

Concentration of Credit Risk

The Company performs ongoing evaluations of its customers and generally does not require collateral.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis.

NOTE 2 - NET CAPITAL REQUIREMENTS (Cont.)

At December 31, 2002 and 2001, the Company's net capital ratio was approximately 0.29 to 1 and 0.23 to 1, respectively. At December 31, 2002 and 2001, the Company had net capital of $647,238 and $719,635, respectively, and net capital requirements of $250,000. Aggregate indebtedness was $186,706 and $171,539, respectively, for the years then ended. The net capital rules may effectively restrict the withdrawal of equity capital, such as cash dividends.

NOTE 3 - HAIRCUTS ON SECURITIES

Pursuant to Rule 15c-3-1(f), haircuts were computed as follows for December 31, 2002

	Computation Value	Haircuts
7 1/2% on non-convertible debt securities	$ 114,769	$ 8,608
15% on long equity position	400,761	60,114
15% on undue concentration	40,916	6,137
40% on options	350	140
85% on blockage concentration	19,164	16,289
	$ 575,960	$ 91,288

Pursuant to Rule 15c-3-1(f), haircuts were computed as follows for December 31, 2001:

	Computation Value	Haircuts
15% on long equity position	$ 625,563	$ 93,834
15% on undue concentration	212,979	31,947
85% on blockage concentration	27,123	23,055
	$ 865,665	$ 148,836

NOTE 4 - SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE 5 - PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan covering all eligible employees. Participants may elect to defer a percentage of their compensation by making contributions to the plan. The Company may match (at its discretion) the employee contributions according to the terms of the plan. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company's contributions for the years ended December 31, 2002 and 2001 were $16,870 and $22,580, respectively.

NOTE 6 - MARGIN DEBT ACCOUNT

The Company entered into an ongoing agreement in March of 1996, with Correspondent Services Corporation, whereby the Company may borrow against the securities in its accounts, which secure the debt. Interest is charged monthly to the Company's account on the outstanding balance of margin debt at a variable rate. The rate of interest charged has approximated 9% during the years ended December 31, 2002 and 2001. Interest incurred on margin debt was $0 and $5,375 for the years ended December 31, 2002 and 2001, respectively.

NOTE 7 - COMMITMENTS

The Company has commitments under operating leases with remaining non-cancelable terms in excess of one year at December 31, 2002, pertaining to the rental of office. The lease for office space expires in the year 2008 and maintains an option to extend the lease for an additional five years. The minimum lease payments exclusive of taxes, insurance and maintenance, for the following five years are:

Year ending December 31,	Total
2003	$ 248,048
2004	253,431
2005	258,813
2006	264,195
2007	269,579
	$ 1,294,066

Rent expense for premises for the years ended December 31, 2002 and 2001 were $263,766 and $272,490, respectively.

NOTE 8 - CONTINGENT LIABILITIES

The Company is a party to various legal matters arising in the normal course of their business. The Company believes that the disposition of such matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 9 - INCOME TAXES

The provision for income taxes at December 31, 2002 and 2001 is as follows:

	2002		
	Current	Deferred	Total
Federal	$ 0	$ (117,200)	$ (117,200)
State	800	0	800
	$ 800	$ (117,200)	$ (116,400)

	2001		
	Current	Deferred	Total
Federal	$ 0	$ (6,086)	$ (6,086)
State	800	(2,609)	(1,809)
	$ 800	$ (8,695)	$ (7,895)

The Company's total deferred tax assets, deferred tax liabilities, and deferred tax asset valuation allowances at December 31, 2002 and 2001 are as follows:

	2002	2001
Total deferred tax (liabilities)	$ 0	$ (22,925)
Total deferred tax assets	124,275	23,491
Less: valuation allowance	(30,000)	(23,491)
	94,275	0
Net deferred tax asset (liability)	$ 94,275	$ (22,925)

NOTE 9 - INCOME TAXES (Cont.)

During 1998 the Company changed its method of calculating its current income tax provision from the cash basis to the accrual basis, to conform with the Internal Revenue Service requirements. The Company is recognizing the income effect for tax purposes prospectively over four years. At December 31, 2002, deferred income taxes primarily represent the difference in book and tax depreciations and federal net operating losses. The Company suffered three years of consecutive losses and, therefore, realization of deferred tax assets arising from state net operating loss carry-forward is unlikely. At December 31, 2001, deferred income taxes primarily represent the estimated amount of federal and state taxes to be paid in future years as the balance of the accounting change is recognized for tax purposes.

NOTE 10 - ANNUAL AUDITOR'S REPORT FORM X-17A-5

The Statements of Financial Condition and related statements of the annual audit pursuant to Rule 17a-5 are available for examination at the principal office of Torrey Pines Securities, Inc., 12626 High Bluff Drive, Suite 400, San Diego, California 92130, and the regional office of the Securities and Exchange Commission located at 5670 Wilshire Blvd., 11th Floor, Los Angeles, California 90036.

NOTE 11 – NOTES RECEIVABLE

The Company has uncollateralized demand notes receivable of $135,714 and $145,178 at December 31, 2002 and 2001. These notes had been classified as other assets in the accompanying financial statements and have various rates of interest.

SUPPLEMENTARY INFORMATION

TORREY PINES SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002 AND 2001

	2002	2001
Total shareholder's equity	$ 976,912	$ 1,214,900
Less non-allowable assets:		
Securities not readily marketable	(19,164)	(27,123)
Fixed assets	(43,384)	(62,261)
Deposits	(18,839)	(18,839)
Prepaid expenses	(21,285)	(19,725)
Receivables from non-customers	(135,714)	(218,481)
Total non-allowable assets	(238,386)	(346,429)
Net capital before haircuts on securities position	738,526	868,471
Less: haircuts on securities (Note 3)	(91,288)	(148,836)
Net capital	$ 647,238	$ 719,635

Reconciliation With Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2002 and 2001)

	2002	2001
Net Capital, as reported in Company's Part II (Unaudited FOCUS report)	$ 523,619	$ 737,933
Allowable assets erroneously expensed		
Capitalized fixed assets	0	11,140
Overstatement of non-allowable assets	18,877	0
Unrecorded depreciation expense	(18,877)	(35,887)
Unrecorded change in deferred tax asset	94,275	0
Unrecorded change in deferred tax liability	22,925	8,695
Difference in haircut on securities, net	6,419	26,993
Other items, net	0	(29,239)
NET CAPITAL PER ABOVE	$ 647,238	$ 719,635

See accompanying notes to financial statements

TORREY PINES SECURITIES, INC.
SCHEDULE II – COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2002 AND 2001

	2002	2001
Minimum capital required (1/15th of aggregate indebtedness)	$ 12,447	$ 11,436
Minimum dollar net capital required	$ 250,000	$ 250,000
Net capital requirement (the larger of the required net capital)	$ 250,000	$ 250,000
Net capital	$ 647,238	$ 719,635
Net capital requirement	250,000	250,000
Excess net capital	$ 397,238	$ 469,635
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 628,567	$ 702,481

Reconciliation With Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2002 and 2001)

	2002	2001
Excess net capital, as reported in Company's Part II (Unaudited FOCUS report)	$ 502,691	$ 719,918
Allowable assets erroneously expensed		
Capitalized fixed assets	0	11,140
Overstatement of non-allowable assets	18,877	0
Unrecorded depreciation expense	(18,877)	(35,887)
Unrecorded change in deferred tax asset	94,275	0
Unrecorded change in deferred tax liability	22,925	8,695
Difference in haircut on securities, net	6,419	26,993
Other items, net	1,900	(29,239)
Difference in total aggregate indebtedness	357	861
NET CAPITAL PER ABOVE REQUIREMENT	$ 628,567	$ 702,481

See accompanying notes to financial statements

TORREY PINES SECURITIES, INC.
SCHEDULE III – COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2002 AND 2001

	2002	2001
Total liabilities from statement of financial condition	$ 186,706	$ 171,539
Total aggregate indebtedness	$ 186,706	$ 171,539
Percentage of aggregate indebtedness to net capital	29%	23%

Reconciliation With Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2002 and 2001)

	2002	2001
Total aggregate indebtedness, as reported in Company's Part II (Unaudited FOCUS report)	$ 209,631	$ 180,150
Other items, net	0	(8,611)
Unrecorded change in deferred tax liability	(22,925)	0
TOTAL AGGREGATE INDEBTEDNESS AS PER ABOVE	$ 186,706	$ 171,539

See accompanying notes to financial statements

TORREY PINES SECURITIES, INC.
SCHEDULE IV – OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Salary - Officer	$ 200,000	$ 285,000
Salary - Office	358,317	381,847
Accounting and legal	172,856	53,058
Auto expense	23,985	31,883
Bank charges	0	12
Clearing agency fees	255,673	321,161
Commissions	1,578,544	2,222,277
Contributions	0	1,324
Depreciation	18,877	35,887
Dues, subscriptions and licenses	85,731	74,800
Entertainment	5,002	2,853
Equipment rental	146,533	220,823
Exchange fees	40,001	129,086
General advertising and promotion	48,736	106,290
Insurance	57,559	68,771
Interest	0	5,375
Office expense	62,406	68,828
Outside services	4,000	0
Payroll taxes	85,719	111,665
Pension expense	16,870	22,580
Postage	13,714	17,881
Printing	0	2,638
Rent expense	263,766	272,490
Taxes - other	871	1,120
Telephone	50,718	50,996
Training and seminars	5,132	8,502
Travel	26,019	39,725
Total operating expenses	$ 3,521,029	$ 4,536,872

See accompanying notes to financial statements

Matranga & Correia
An Accountancy Corporation

Members:
California Society of
Certified Public Accountants
American Institute of
Certified Public Accountants

Joseph E. Matranga CPA
joe@matrangacorreia.com

Maurice P. Correia CPA
maurice@matrangacorreia.com

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Torrey Pines Securities, Inc.
San Diego, California

We have examined the financial statements of Torrey Pines Securities, Inc. for the years ended December 31, 2002 and 2001, and have issued our report thereon dated February 18, 2003. The Company does not clear transactions or carry customer accounts, therefore, the following procedures for safeguarding securities were omitted: (i) the reserve required by Rule 15c3-3; (ii) making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13; (iii) complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

As part of our examination, we reviewed and tested the system of internal accounting control. The practices and procedures following in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) were tested to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a -5 of the Securities and Exchange Commission. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurances as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessary requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the cost benefit relationship has been disregarded in determining weaknesses to be reported.

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There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the estimates and judgments of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended December 31, 2002 and 2001, which was made for the purposes set forth in the second paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Matranga & Correia

Matranga & Correia

La Jolla, California
February 18, 2003